Life Insurance Company	John Hancock Place Boston, Massachusetts 02117

INSUREDS	JOHN HANCOCK	SUM INSURED AT ISSUE	$2,500,000
DOROTHY HANCOCK

POLICY NUMBER	20-000 000	DATE OF ISSUE	July 1, 1995

DEATH BENEFIT	OPTION A (See Section 4)

PLAN	FLEXIBLE PREMIUM VARIABLE SURVIVORSHIP LIFE INSURANCE

JOINT VARIABLE LIFE INSURANCE

The John Hancock Life Insurance Company (“the Company”) agrees, subject to the conditions and provisions of this policy, to pay the Death Benefit to the Beneficiary upon the death of the Surviving Insured if such death occurs while the policy is in full force, and to provide the other benefits, rights, and privileges of the policy. The Death Benefit (see Section 4) will be payable, subject to the “Deferral of Determinations and Payments” provision, on receipt at the Home Office of the Company of due proof of the Surviving Insured’s death. Also, due proof of the death of the first Insured to die must be given to us when such death occurs.

The amount or duration of death benefit may be variable or fixed under specified conditions and may increase or decrease. The Death Benefit may be guaranteed, if the Guaranteed Minimum Death Benefit feature is elected and if premiums are paid as described in Section 6.

The policy, which includes any Riders which are a part of the policy on delivery, is issued in consideration of the application and the payment of the Minimum Initial Premium shown on Page 4.

The Policy Specifications on pages 3 and 4 and the conditions and provisions on this and the following pages are part of the policy.

Signed for the Company at Boston, Massachusetts:

President	Secretary

Variable Survivorship Policy

Flexible Premiums

Death Benefit payable at death of Surviving Insured prior to the Maturity Date

Not Eligible for dividends

Schedule of benefits and premiums and the premium class are shown on Page 3

To the extent any benefit, payment, or value under this policy (including the Account Value) is based on the investment experience of a Separate Account, such benefit, payment, or value may increase or decrease in accordance with the investment experience of the Separate Account and is not guaranteed as to fixed dollar amount. However, this policy may provide a Guaranteed Minimum Death Benefit, if such option is elected at issue and if premiums are paid as described in Section 6.

Right to Cancel—The Owner may surrender this policy by delivering or mailing it to the Company at Boston, Massachusetts (or to the agent or agency office through which it was delivered) within 45 days after the date of Part A of the application, or within 10 days after receipt by the Owner of the policy, or within 10 days after mailing by the Company of the Notice of Withdrawal Right, whichever is latest. Immediately on such delivery or mailing, the policy shall be deemed void from the beginning. Any premium paid on it will be refunded.

Form 93-98 NY	VS0193NY

Policy Provisions		Alphabetical Guide

Section		Section
1.	Policy Specifications	8.	Account Value
2.	Table of Rates	14.	Allocation To Subaccounts
3.	Definitions	16.	Annual Report To Owner
4.	Death Benefit	23.	Assignment
5.	Payments	12.	Basis of Computations
6.	Guaranteed Minimum Death Benefit	9.	Charges
7.	Grace Period	22.	Claims Of Creditors
8.	Account Value	27.	The Contract
9.	Charges	4.	Death Benefit
10.	Loans	21.	Deferral Of Determinations And Payments
11.	Surrenders And Withdrawals	3.	Definitions
12.	Basis of Computations	7.	Grace Period
13.	Separate Accounts	6.	Guaranteed Minimum Death Benefit Premium Target
14.	Allocation To Subaccounts	24.	Incontestability
15.	Investment Policy Change	19.	Interest On Proceeds
16.	Annual Report To Owner	15.	Investment Policy Change
17.	Reinstatement	10.	Loans
18.	Owner and Beneficiary	25.	Misstatement Of Age Or Sex
19.	Interest On Proceeds	18.	Owner and Beneficiary
20.	Transfer of Assets	5.	Payments
21.	Deferral Of Determinations And Payments	1.	Policy Specifications
22.	Claims Of Creditors	17.	Reinstatement
23.	Assignment	13.	Separate Accounts
24.	Incontestability	28.	Settlement Provisions
25.	Misstatement Of Age Or Sex	26.	Suicide
26.	Suicide	11.	Surrenders And Withdrawals
27.	The Contract	2.	Table Of Rates
28.	Settlement Provisions	20.	Transfer of Assets

2	VS0293NY

1. POLICY SPECIFICATIONS

Names of Insureds	John Hancock		Dorothy Hancock
Age at Issue	55		57
Sex	M		F
Premium Class	Standard Nonsmoker		Standard Nonsmoker

Owner, Beneficiary	As designated in the application subject to Section 18 of the policy.

Policy Number	20 000 000	Plan	Flexible Premium Variable Survivorship Life

Date of Issue	July 1, 1995	Total Sum Insured at Issue	$1,250,000 Basic Sum Insured plus $1,250,000 Additional Sum Insured

Maturity Date	July 1, 2035

Death Benefit Option	Option A (See Section 4)	State of Issue	NY

Other Benefits and Riders*	Extra Death Benefit Option Guaranteed Minimum Death Benefit Option Policy Split Option Rider

* The date of issue and the issue ages of each Rider is the Date of Issue and the issue ages of the policy unless otherwise specified in the Rider.

Special Services

Policy Loan	Minimum Loan Amount: $500 (See Section 10)

Partial Withdrawals of Account Value	Minimum Withdrawal Amount: $1,000; Withdrawal charge: $20. (See Section 11)

Subaccount Allocation	Until changed in accordance with Section 14, Net Premiums and all other credits will be allocated among the Variable Account and the Fixed Account as shown in the application for this policy.

3	VS0393NY

Policy Specifications, continued

Premiums

Minimum Initial Premium	$10,000

Target Premium	$25,000 per year

Guaranteed Minimum Death Benefit Premium	$21,250 per year

Planned Premium**	$40,000 per year for 10 Policy Years

Billing Interval	Semi Annual

Deductions from Premium Payments*

Sales Charge

Policy Year 1	30% of Target Premium, 3.5% of Excess Premium

Policy Years 2-5	15% of Target Premium, 3.5% of Excess Premium

Policy Years 6-10	10% of Target Premium, 3.5% of Excess Premium

Policy Years 11-20	3% of Target and Excess Premium

Federal DAC Tax Charge	1.25% of Target and Excess Premium

State Premium Tax Charge	2.35% of Target and Excess Premium

Premium Processing Charge	1.25% of Target and Excess Premium

Deductions from Account Value*

Administrative Charge	$7.50 per month for all Policy Years plus $.01 per $1,000 of Sum Insured at Issue per month for first 10 Policy Years.

Guaranteed Minimum Death Benefit Charge	$.01 per $1,000 of Sum Insured at Issue per month, beginning in the 11th Policy Year..

Policy Split Option Charge	$.03 per $1,000 of Sum Insured at Issue per month for all Policy Years.

Issue Charge	$55.55 per month for first 5 Policy Years plus $.02 per $1,000 of Sum Insured at Issue deducted for first 3 Policy Years.

Cost of Insurance	Deducted each month for all Policy Years; see Table of Rates for Maximum Cost of Insurance, Section 2.

Deductions from Separate Account*

Mortality and Expense Risk Charge Effective Annual Rate	.625% of Account Value, deducted daily for all Policy Years

*	These are current policy charges. See Section 2 for maximum policy charges.
**	There is no correlation between Planned Premium and the Maturity Date, due to changes in such factors as investment experience, cost of insurance charges, changes in expense factors, reallocations among subaccounts, partial withdrawals, and changes in death benefit options.

4	VS0493NY

2. TABLE OF RATES

A. Table of Guaranteed Maximum Policy Charges

Deductions from Premium Payments

Sales Charge

Policy Year 1	30% of Target Premium, 3.5% of Excess Premium

Policy Years 2-5	15% of Target Premium, 3.5% of Excess Premium

Policy Years 6-10	10% of Target Premium, 3.5% of Excess Premium

Policy Years 11-20	4% of Target and 3% of Excess Premium

Policy Years 21 and thereafter	3% of Target and Excess Premium

Federal DAC Tax Charge	1.25% of Target and Excess Premium

State Premium Tax Charge	2.35% of Target and Excess Premium

Premium Processing Charge	1.25% of Target and Excess Premium

Deductions from Account Value

Administrative Charge	$10.00 per month for all Policy Years plus $.03 per $1,000 of Sum Insured at Issue per month for all Policy Years.

Guaranteed Minimum Death Benefit Charge	$.03 per $1,000 of Basic Sum Insured at Issue per month, beginning in the 11th Policy Year.

Policy Split Option Charge	$.03 per $1,000 of Total Sum Insured at Issue per month until the policy anniversary nearest the older insured’s 80th birthday.

Issue Charge	$55.55 per month for first 5 Policy Years plus $.02 per $1,000 of Sum Insured at Issue deducted for first 3 Policy Years.

Deductions from Separate Account

Mortality and Expense Risk Charge Effective Annual Rate	.90% of Account Value, deducted daily for all Policy Years

5	VS0593NY

2. Table of Rates, continued

B. Table of Current and Guaranteed Cost of Insurance Rates

Year	Guaranteed Rates per $1,000	Current Rates per $1,000
1	0.004	0.004
2	0.012	0.012
3	0.022	0.022
4	0.034	0.034
5	0.050	0.050
6	0.068	0.055
7	0.090	0.058
8	0.116	0.063
9	0.146	0.067
10	0.181	0.074
11	0.223	0.077
12	0.273	0.091
13	0.333	0.109
14	0.407	0.132
15	0.495	0.158
16	0.598	0.190
17	0.715	0.233
18	0.851	0.285
19	1..011	0.346
20	1.181	0.418
21	1.386	0.503
22	1.631	0.600
23	1.919	0.714
24	2.257	0.848
25	2.646	1.004
26	3.083	1.189
27	3.570	1.397
28	4.108	1.637
29	4.699	1.927
30	5.355	2.258
31	6.088	2.626
32	6.904	3.078
33	7.806	3.588
34	8.793	4.156
35	9.891	4.781
36	10.999	5.461
37	12.205	6.331
38	13.391	7.291
39	14.682	8.340
40	15.941	9.478
41	17.348	10.704
42	18.889	11.827
43	20.659	12.985
44	22.811	14.115
45	25.611	15.269
46	29.536	16.447
47	34.374	17.649
48	39.516	33.216
49	54.565	19.342
50	83.197	20.615

5A	VS5A93

2. Table of Rates, continued

C. Table of Percentage Factors for Optional Extra Death Benefit and Required Additional Death Benefit

Year	Extra Death Benefit Percentage Factor	Required Additional Death Benefit Percentage Factor
1	4.6604	3.3678
2	5.6189	3.2385
3	6.4018	3.1149
4	7.0301	2.9967
5	7.5231	2.8838
6	7.0440	2.7759
7	6.5988	2.6728
8	6.1850	2.5745
9	5.8004	2.4808
10	5.4428	2.3913
11	5.1104	2.3061
12	4.8012	2.2249
13	4.5140	2.1476
14	4.2472	2.0742
15	3.9996	2.0045
16	3.7700	1.9385
17	3.5570	1.8761
18	3.3594	1.8171
19	3.1760	1.7613
20	3.0060	1.7086
21	2.8478	1.6589
22	2.7009	1.6119
23	2.5647	1.5679
24	2.4385	1.5266
25	2.3218	1.4881
26	2.2138	1.4523
27	2.1138	1.4191
28	2.0210	1.3882
29	1.9346	1.3596
30	1.8540	1.3330
31	1.7785	1.3083
32	1.7077	1.2854
33	1.6433	1.2644
34	1.5850	1.2450
35	1.5321	1.2272
36	1.4844	1.2110
37	1.4410	1.1960
38	1.4015	1.1822
39	1.3652	1.1692
40	1.3316	1.1569
41	1.2999	1.1448
42	1.2699	1.1330
43	1.2440	1.1212
44	1.2130	1.1092
45	1.1856	1.0969
46	1.1588	1.0844
47	1.1328	1.0719
48	1.1067	1.0588
49	1.0765	1.0429
50	1.0450	1.0257

5B	VS5B93

3. DEFINITIONS

The term “age” means age on the nearest birthday.

The term “Annual Processing Date” means every 12th Processing Date starting with the Processing Date next after the Date of Issue.

The term “Excess Premium” means that portion of the total Premiums received during any Policy Year that exceeds the Target Premium.

The term “Fixed Account” means an account established by us which accumulates at rates which we will determine and declare from time to time, but which will not be less than 4%. The assets of a Fixed Account are invested in a segment of our General Account.

The term “Fund” means a series type mutual fund registered under the Investment Company Act of 1940 as an open-end diversified management investment company.

The term “in full force” means that the policy has not lapsed in accordance with Section 7.

The term “indebtedness” means the unpaid balance of a policy loan. As provided in Section 10, the policy loan amount includes accrued interest.

The term “Maturity Date” refers to the policy anniversary on or immediately following the date the younger insured or the Surviving Insured reaches age 100.

The term “Minimum Initial Premium” means the amount shown on Page 4.

The term “Net Premium” is defined in Section 5.

The term “payment” means, unless otherwise stated, payment at our Home Office in Boston, Massachusetts.

The term “Planned Premium” means the amount that the Owner intends to pay, as indicated on the application.

The term “Policy Year” means (a) or (b) below whichever is applicable:

(a)	The first Policy Year is the period beginning on the Date of Issue and ending on the Valuation Date immediately preceding the first Annual Processing Date;

(b)	Each subsequent Policy Year is the period beginning on an Annual Processing Date and ending on the Valuation Date immediately preceding the next Annual Processing Date.

The term “Portfolio” means each Management-Type Separate Account and each division of a Fund which has a specific investment objective.

The term “Premium”, unmodified, is defined in Section 5.

The term “Processing Date” means the first day of a policy month which immediately follows a Valuation Date. The Date of Issue is not a Processing Date.

The term “Separate Account”, unmodified, means a separate investment account, established by us pursuant to applicable law, in which you are eligible to invest under this policy. A Separate Account may be either a Management-Type Separate Account or a Series-Type Separate Account.

The term “Subaccount” means a Variable Account or a Fixed Account.

The term “Surviving Insured” means the Insured who is living upon the death of the other Insured. If both Insureds die simultaneously, then the term “Surviving Insured” shall mean the younger of the two Insureds.

The term “Target Premium” means the amount shown on Page 4

The term “Valuation Date” means any date on which we are open for business, the New York Stock Exchange is open for trading, and on which the Fund values its shares.

The term “Valuation Period” means the period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

6	VS1199NY

The term “Variable Account” means each Management-Type Separate Account and each division of a Series-Type Separate Account.

The term “Management-Type Separate Account” means a Separate Account which directly invests its assets in accordance with its specific investment objective.

The term “Series-Type Separate Account” means a Separate Account with divisions which invest in Portfolios of a Fund. Each such division has a specific investment objective and the assets of each such division are invested solely in shares of the corresponding Portfolio of a Fund.

The terms “we”, “us”, and “our” refer only to the John Hancock Life Insurance Company.

The term “written notice” means, unless otherwise stated, a written notice filed at our Home Office in Boston, Massachusetts.

The terms “you” and “your” refer only to the Owner(s) of this policy.

4. DEATH BENEFIT

The Death Benefit is payable when the Surviving Insured dies while the policy is in full force. The Death Benefit will equal the death benefit of the policy minus any indebtedness on the date of death. If the Surviving Insured dies during a Grace Period, we will also deduct the amount of any unpaid monthly charges under Section 9.

The death benefit of the policy depends on which of the following Options is selected at the time the policy is issued:

Option A: The death benefit is the Total Sum Insured, plus any Optional Extra Death Benefit (if elected) and any Required Additional Death Benefit as described below, and minus any withdrawals as described in Section 11.

Option B: The death benefit is the Total Sum Insured plus the Policy Account Value on the date of death of the Surviving Insured, plus any Required Additional Death Benefit as described below. The death benefit will vary based on the amount of the Account Value.

The Total Sum Insured equals the sum of the Basic Sum Insured and any Additional Sum Insured (if elected).

Optional Extra Death Benefit Feature (Option M): If Option A is elected, the Owner may also elect an Optional Extra Death Benefit feature. If this feature is elected at issue, then on each Annual Processing Date, the death benefit of the policy will be divided by the Account Value, with the result compared to the applicable Optional Extra Death Benefit percentage shown in Section 2. If the result is less than the Optional Extra Death Benefit percentage, then Optional Extra Death Benefit will be purchased so that the death benefit of the policy divided by the Account Value will equal the applicable percentage.

The amount of Optional Extra Death Benefit will remain in effect for the balance of the Policy Year, and be paid for through monthly deduction from the Account Value, using the Cost of Insurance Rates in effect on each Monthly Processing Date.

Required Additional Death Benefit: Current federal tax law requires a minimum death benefit in relation to cash value for a policy to qualify as life insurance. On each Processing Date, the death benefit of the policy will be increased if necessary to ensure that the policy will continue to qualify as life insurance. The Total Required Death Benefit will be the Account Value on the Processing Date, times the applicable Required Additional Death Benefit percentage shown in Section 2.

The Required Additional Death Benefit will be the Total Required Death Benefit minus the sum of the Total Sum Insured and any Optional Extra Death Benefit, and, if Death Benefit Option A is elected, minus any withdrawals as described in Section 11.

The monthly deductions for the Required Additional Death Benefit will be based on the Cost of Insurance Rates then in effect.

Guaranteed Minimum Death Benefit, Basic Sum Insured, Additional Sum Insured: During the first ten Policy Years (and thereafter if you so elect), the Basic Sum Insured (“BSI”) is guaranteed not to lapse, provided that (1) the amount of premiums paid through each Policy Anniversary, accumulated at 4% interest, minus any withdrawals, also accumulated at 4% interest, is at least equal to the Guaranteed Minimum Death Benefit Premiums, as described in Section 6, accumulated at 4% interest and (2) any Additional Sum Insured under the policy is not scheduled to exceed the BSI at any time. At any time when this feature is not in force, the death benefit of the policy is not guaranteed. The election to extend the Guaranteed Minimum Death Benefit beyond ten Policy Years must be made at the time of policy issuance, and you may revoke the election at any time. We impose a charge after the tenth Policy Year if you elect to extend this benefit.

7

Additional Sum Insured (“ASI”) is an additional amount of death benefit that will be paid upon the death of the last surviving insured.

BSI generally cannot be increased or decreased after issue, whereas the amount of ASI can be decreased, or, upon application and submission of evidence of insurability, increased subsequent to policy issuance. We may refuse to accept any request to reduce the ASI (a) that would cause the policy’s current Sum Insured to fall below $1,000,000 or, (b) if immediately following the reduction, the policy’s current death benefit would reflect an increase necessary for the policy to qualify as life insurance, or an increase pursuant to the Optional Extra Death Benefit feature.

The amount of any ASI is not included in any Guaranteed Minimum Death Benefit. Therefore, if the Account Value is insufficient to pay the monthly charges as they fall due (including the charges for the ASI) the ASI coverage will lapse, even if the BSI stays in effect pursuant to the Guaranteed Minimum Death Benefit feature.

5. PAYMENTS

Payments under the policy shall be made only to us at our Home Office. Planned premiums, as shown in the application for the policy, are scheduled to be paid on the first day of that payment interval.

When we receive a payment, we first deduct any amount specified as payment of accrued interest on loans then due under Section 10 and any amount specified as loan repayment. The remainder will constitute Premium. We then deduct the Sales Charge, the Premium Processing Charge, the Premium Tax Charge, and the DAC Tax Charge. The remainder will constitute Net Premium.

If coverage under the policy takes effect in accordance with the provisions of the application, the following will apply:

(a)	All amounts received prior to the Date of Issue will be processed as if received on the date preceding the Date of Issue.

(b)	If a payment equal to the Minimum Initial Premium is not received prior to the Date of Issue, a portion of each payment subsequently received will be processed as if received on the date preceding the Date of Issue. Each such portion will be equal to the (i) Minimum Initial Premium minus (ii) all payments previously received. The remainder, if any, of each such payment will be processed as of the date of receipt.

Except as provided above, all payments will be processed as of the date of receipt.

You may pay Premiums in excess of the Target Premium while the policy is in full force, provided each payment is at least $100. At our option, we may either (i) refuse any premium that causes the death benefit of the policy to increase under section 7702 of the IRS code or any successor provision or the Optional Extra Death Benefit provision described in Section 4, or (ii) require evidence of insurability for such premium.

6. GUARANTEED MINIMUM DEATH BENEFIT PREMIUM TARGET

If the Guaranteed Minimum Death Benefit feature has been elected, it will so indicate on the Policy Specification Page. The Guaranteed Minimum Death Benefit Premium Target equals the sum of all Guaranteed Minimum Death Benefit Premiums shown on page 4 from the Date of Issue up to the date the Guaranteed Minimum Death Benefit Premium Target is being measured, with each such premium accumulated from its due date at an annual effective interest rate of 4%. In order to maintain the Guaranteed Minimum Death Benefit, the Cumulative Premium Balance defined below must exceed the Guaranteed Minimum Death Premium Target on each Annual Processing Date.

The Cumulative Premium Balance is the amount equal to the sum of all Premiums paid less the sum of all withdrawals as described in Section 11, each accumulated at an annual effective interest rate of 4%. Such interest will be calculated from the date the Premium was credited or the date the withdrawal was made up to the date the Cumulative Premium Balance is being measured.

7. GRACE PERIOD

A. If the Guaranteed Minimum Death Benefit feature has been elected:

On each Processing Date, we will compare the Cumulative Premium Balance at the end of the immediately preceding Valuation Date to the Guaranteed Minimum Death Benefit Premium Target on that Valuation Date. If, on any such Processing Date, the Cumulative Premium Balance is less than the Guaranteed Minimum Death Benefit Premium Target, the Guaranteed Minimum Death Benefit will be deemed to be in default as of such Processing Date.

8	VS0893NY

The amount by which the Guaranteed Minimum Death Benefit Premium Target exceeds the Cumulative Premium Balance is the “GMDB shortfall.” Any GMDB shortfall may be paid within a grace period of 61 days after the date of default. We will send notice to your last known address at least 31 days before the end of the grace period specifying the minimum payment that you must make to continue the Guaranteed Minimum Death Benefit in force beyond the end of the grace period.

If a payment at least equal to the GMDB shortfall is received before the end of the grace period, the Guaranteed Minimum Death Benefit will remain in the policy. Any payment will be processed as of the date of receipt.

If a payment at least equal to the GMDB shortfall is not received by the end of the grace period, the Guaranteed Minimum Death Benefit feature will be removed from the policy. On the next Processing Date following the removal of the Guaranteed Minimum Death Benefit, and on each Processing Date thereafter, the policy will be tested as described in Subsection B.

If the policy contains Additional Sum Insured, in addition to the test described in Subsection A, it will be tested under Subsection B, to ensure that the policy is funded at a sufficient level to support the Additional Sum Insured.

If the Surviving Insured dies during the grace period, we will deduct from the proceeds the GMDB shortfall.

B.	If the Guaranteed Minimum Death Benefit feature has not been elected or has been removed or if the policy contains Additional Sum Insured:

If, on any Processing, the Account Value at the end of the immediately preceding Valuation Date is less than the total of all Section 9 charges for that Processing Date, the policy will be deemed to be in default as of the Processing Date on which such determination is made. We will send notice to your last known address specifying the minimum amount you must pay to cure the default (the “Default Payment”). The Default Payment will be equal to a payment which, after deduction of all Section 5 charges, yields a Net Premium equal to the total of all Section 9 charges for the date of default and the next two Processing Dates.

If a payment at least equal to the amount in default is received before the end of a grace period of 61 days after the date the notice is mailed, the policy will then no longer be in default. Any payment received will be processed as a premium payment as of the date of receipt. When payment is received, any Section 9 charges which are past due and unpaid will be deducted from the Account Value.

If a payment at least equal to the Default Payment is not received by the end of the grace period, then either (a) if the Guaranteed Minimum Death Benefit is in effect, any Additional Sum Insured will be removed from the policy, or (b) if there is no Guaranteed Minimum Death Benefit in effect, the policy will lapse without value and will not be in full force.

No Rider provisions will be in effect after the policy ceases to be in full force.

8. ACCOUNT VALUE

The Account Value as of the end of any Valuation Period is derived as follows:

(a)	We will determine the value of the Fixed Accounts and each Variable Account as of the end of the Valuation Period in accordance with Section 13.

(b)	We will then determine the share of this policy in the Fixed Account, if any, and in each Variable Account and the total value of such shares.

(c)	We will then add any amount of Loan Assets.

(d)	We will then add any Net Premium received during the Valuation Period to the value derived in (c) above.

Loan Assets are the total of all loans advance plus interest on each loan credited from the date of the loan at a rate at least equal to (I) the policy loan interest rate less 1% for Policy Years 1-20, and (ii) the policy loan interest rate less .5% thereafter.

9

9. CHARGES

On the Date of Issue and on every Processing Date, we will deduct, in order, each of the charges (a) through (f) from the Account Value at the end of the immediately preceding Valuation Period, where:

(a)	is the Administrative Charge;

(b)	is the Guaranteed Minimum Death Benefit Charge, if elected;

(c)	is the sum of the charges for Riders which are part of the policy, if applicable;

(d)	is the sum of all charges for ratings, if applicable;

(e)	is the Issue Charge, if any; and

(f)	is the Cost of Insurance.

The Cost of Insurance on the Date of Issue or on any Processing Date is an amount equal to the applicable Applied Monthly Rate shown in Section 2 multiplied by the Net Amount at Risk on the Processing Date. Each Cost of Insurance charge is deducted in advance of the insurance coverage to which it applies.

The Net Amount at Risk is the amount determined by subtracting (a) from the greater of (b) or (c) where:

(a)	is the Account Value at the end of the immediately preceding Valuation Period less any indebtedness and less all charges due on the Date of Issue or Processing Date;

(b)	is the Guaranteed Minimum Death Benefit as described in Section 4, if elected, and still in force, minus any indebtedness under Section 10 and withdrawals under Section 11; and

(c)	is the Death Benefit as described in Section 4.

The Applied Monthly Rates are the actual rates used to calculate the Cost of Insurance. We will determine the Applied Monthly Rates to be used for this policy. They will not exceed the Maximum Monthly Rates shown in the applicable Table of Rates in Section 2. The Applied Monthly Rates will be based on our expectations of future mortality experience. They will be reviewed at least once every 5 Policy Years. Any change in Applied Monthly Rates will be made on a uniform basis for insureds of the same sex, Issue Age, and premium class, including smoker status, and whose policies have been in force for the same length of time.

10. LOANS

You may borrow money from us on receipt at our Home Office of a completed form satisfactory to us assigning the policy as the only security for the loan.

Loans may be made if a Loan Value is available. Each loan must be for at least $500. We may defer loans as provided by the law or as provided in Section 21. Loans may not be made if the policy is in a grace period.

The Loan Value while the policy is in full force will be 90% of the Account Value. The amount of loan available will be the Loan Value less any existing indebtedness.

Loan interest will accrue daily and will be payable on each Annual Processing Date and on the date the loan is settled. Accrued interest will be added to the loan daily and will bear interest from that date at the same rate.

A loan may be repaid in full or in part at any time before the Surviving Insured’s death, and while the policy is in full force.

When excess indebtedness occurs, the policy will terminate at the end of the Valuation Period in which the 31st day after the Notice Date occurs if such excess has not been repaid by that date. “Excess indebtedness” is the amount, if any, by which indebtedness exceeds an amount equal to the Loan Value. “Notice Date” is the date on which notice of excess indebtedness is mailed to you and any assignee of record with us at the address last known to us.

When a loan is made, the amount of the loan will be added to Loan Assets. The amount of the loan will be removed from the Subaccounts in proportion to your policy investment in each Subaccount on the date such loan is made. Upon any loan repayment, the amount of the repayment will be allocated among the Subaccounts in accordance with the Subaccount Investment Rule in effect on the date of repayment.

10	VS1199NY

The loan interest rate is a fixed rate. The effective annual rate of Loan Interest for years 1-20 is 5%. The effective annual rate of Loan Interest for years 21 and after is 4.5%. The Loan Interest will accrue daily and will be payable on each Annual Processing Date and on the date the loan is settled. Accrued interest will be added to the loan daily and will bear interest from that date at the same rate.

11. SURRENDERS AND WITHDRAWALS

We will determine and pay the Surrender Value of the policy if the Surviving Insured is then alive, subject to Section 21, and the policy will terminate, as of the end of the Valuation Period in which we receive at our Home Office (i) written notice requesting surrender of the policy, and (ii) the surrendered policy.

While the policy is in full force, the Surrender Value will be an amount equal to the Account Value less any indebtedness.

You may request a withdrawal of part or all of the Surrender Value in accordance with our rules then in effect. The amount of the withdrawal will be removed from the Subaccounts in proportion to your policy investment in each Subaccount on the date such loan is made. For each withdrawal we will make a charge to the Account Value of $20. Each withdrawal must be at least $1000. All amounts withdrawn will be subtracted from the Cumulative Premium Balance as described in Section 6, and will be reflected in Option A death benefit as described in Section 4.

12. BASIS OF COMPUTATIONS

Minimum surrender values, reserves and net single premiums referred to in the policy are computed on the basis of the Commissioners 1980 Standard Ordinary Smoker and Nonsmoker Mortality Tables with percentage ratings, if applicable, based on the underwriting class and smoking status of each Insured on the Date of Issue. The computations are made using interest at the rate of 4% a year and using continuous functions.

The Account Value while the policy is in full force is computed as described in Section 8. A detailed statement of the method of computation of values has been filed with insurance supervisory officials of the jurisdiction in which this policy has been delivered or issued for delivery. The values are not less than the minimum values under the law of that jurisdiction.

Any values, reserves and premiums applicable to any Rider shall be specified in the provision and have no effect in determining the values available under the provisions of this Section 12.

13. SEPARATE ACCOUNTS

We will allocate Net Premiums, other credits, and charges to the Variable Accounts and the Fixed Account in accordance with Section 14. We will allocate a proportional share of the investment results of the Variable Accounts to your policy. We will make a Valuation Period Mortality and Expense Risk Charge at a rate shown on page 4.

The assets of the divisions of a Series-Type Separate Account will be invested in shares of corresponding Portfolios of a Fund. All Portfolios will be valued at the end of each Valuation Period at a fair value in accordance with applicable law. We will deduct liabilities attributable to a Variable Account (including investment advisory fees and other operating expenses attributable to a Management-Type Separate Account) when determining the value of a Variable Account. Each Series-Type Separate Account and the divisions thereof available on the Date of Issue of this policy are shown in the prospectus for this policy, along with any investment management fees associated with the corresponding Portfolios. Actual expense and mortality results shall not adversely affect the dollar amount of the variable benefits.

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The assets of the Separate Accounts are the property of the Company. They shall be available to cover liabilities of our general account only to the extent that the assets of the Separate Accounts exceed the liabilities of the Separate Accounts arising under the variable life insurance policies supported by the Separate Accounts.

We reserve the right to make certain changes if, in our judgment, they would best serve the interests of the owners of policies such as this or would be appropriate in carrying out the purposes of such policies. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

Examples of the changes we may make include the following:

(a)	To operate a Separate Account in any form permitted under the Investment Company Act of 1940, or in any other form permitted by law.

(b)	To take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940.

(c)	To transfer any assets in a Variable Account to another Variable Account; or to add, combine or remove Subaccounts.

(d)	To substitute, for the investment company stock held in any Portfolio, another class of stock of the investment company or the stock of another investment company or any other investment permitted by law.

(e)	To make any other necessary technical changes in this policy in order to conform with any action this provision permits us to take.

If any of these changes results in a material change in the underlying investments of Variable Accounts to which the reserves for this policy are allocated, we will notify you of such change. You may then make a new election under the Subaccount Investment Rule and the Variable Account Transfer Provision.

14. ALLOCATION TO SUBACCOUNTS

On the Date of Issue and during the first 19 days after the Date of Issue, Net Premiums will be invested in the Money Market Subaccount. On the 20th day after the Date of Issue, we will reallocate the amount in the Money Market Subaccount in accordance with the Subaccount Investment Rule, as chosen by you and shown in the application for this policy. We will then allocate future Net Premiums and other credits among the Subaccounts in accordance with this Subaccount Investment Rule. You may elect to change the Subaccount Investment Rule at any time. A change will be effective at the end of the Valuation Period in which we receive notice satisfactory to us, however, fund transfers will not be made if the policy is in a grace period. We reserve the right to impose a limit on the number of such changes to 12 per year. The percentage that may be allocated to any Subaccount must be a whole number and the maximum number of Subaccounts in which assets may be held will be no less than 5. We will allocate any charges under Section 9 among the applicable Subaccounts in proportion to the value of your policy investment in each Subaccount on the date of the charge.

Variable Account Transfer Provision

You may elect to transfer assets held in the Variable Accounts without charge. We reserve the right to impose a limit on the number of such transfers to 12 per year. A transfer will be effective at the end of the Valuation Period in which we receive notice satisfactory to us.

Fixed Account Transfer Provision

You may elect by notice satisfactory to us to transfer without charge part or all of the assets in a Fixed Account, in the manner described below. Except as provided in Section 15, such a transfer will be permitted only once during the period beginning 60 days before each policy anniversary and ending 30 days after such anniversary. If notice is served on or before the anniversary, the transfer will be effective at the end of the Valuation Period during which the anniversary falls. If notice is received after the anniversary, the transfer will be effective at the end of the Valuation Period in which we receive the notice. The maximum transfer amount is 25% of the Fixed Account Assets, or $500, if greater. We may defer the transfer for up to 6 months after your election would be effective.

12	VS1293NY

15. INVESTMENT POLICY CHANGE

The investment policy of the Portfolios shall not be materially changed unless a statement of the change is filed with, and not disapproved by, the Insurance Commissioner of Massachusetts and the New York Superintendent of Insurance. In the event of such a change in investment policy, and while this policy is in full force, you may elect a transfer in accordance with Section 14 within 60 days after (i) the effective date of the material change or (ii) the receipt of a notice of the available options, whichever is later. No charge will be made for any such transfer (regardless of the number of transfers previously made), which will be effective as of the end of the Valuation Period in which we receive the notice. If required, any statement of material change filed with the Insurance Commissioner of Massachusetts will be filed with the insurance supervisory officials of the jurisdiction in which this policy is delivered or issued for delivery.

16. ANNUAL REPORT TO OWNER

While the policy is in full force, we will furnish annually to the Owner a statement which shows:

(a)	The Death Benefit, Guaranteed Minimum Death Benefit if elected, and Account Value as of the date of the report;

(b)	Payments received and charges made since the last report;

(c)	Withdrawals since the last report; and

(d)	Loan information.

We will furnish other reports if required by law or regulation.

17. REINSTATEMENT

A. Restoration of Guaranteed Minimum Death Benefit

If the Guaranteed Minimum Death Benefit (GMDB) has been removed from the policy under Subsection A of Section 7, but the policy is still in full force, the GMDB may be restored within 5 policy years after the beginning of the grace period described in Subsection A. In order to restore the GMDB, we will require the following:

(1)	A written request to restore the GMDB.

(2)	Production of evidence of insurability satisfactory to us, unless restoration is requested within 1 year after the beginning of the grace period described in Subsection B.

(3)	Payment of the difference between the Guaranteed Minimum Death Benefit Premium Target and the Cumulative Premium Balance on the Processing Date immediately following the restoration request.

On the Processing Date on which the restoration takes effect, we will deduct from the Account Value any unpaid Guaranteed Minimum Death Benefit charges under Section 9.

We reserve the right to disallow restoration of the GMDB more than once during the life of the policy.

B. Reinstatement of Policy

If the policy lapses under Subsection B of Section 7, it may be reinstated within 3 years after the beginning of the grace period.

The date of reinstatement is the date as of which all 4 requirements below have been received:

(l)	Written application for reinstatement.

(2)	Production of evidence of insurability satisfactory to us.

(3)	Payment of a Premium at least equal to the sum of all unpaid charges described in Section 9, plus interest on each such charge from the date due to and including the date of reinstatement at an annual effective rate of 6%, plus the sum of such charges due on the three Processing Dates next following the date of reinstatement. If the Guaranteed Minimum Death Benefit had been elected at issue and had not been removed more than 4 years prior to the beginning of the grace period described in Subsection B, it may be restored by paying the difference between the Guaranteed Minimum Death Benefit Premium Target and the Cumulative Premium Balance on the Processing Date immediately following the date of reinstatement.

(4)	Our approval of items (1) through (3).

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On the date of reinstatement (i) a death benefit of the policy will be the same as if no lapse had occurred and (ii) the policy will have indebtedness equal to any indebtedness at the end of the day immediately preceding the date of reinstatement.

The Account Value on the date of reinstatement will be the amount specified in (3) above, less the sum of all Section 9 charges that would have been made from the date of lapse to the date of reinstatement if the policy had not lapsed, plus interest on each such charge at an effective annual rate of 6% from the date such charge would have been due to the date of reinstatement.

18. OWNER AND BENEFICIARY

The Owner and the Beneficiary will be as shown in the application unless you change them or they are changed by the terms of this provision.

You shall have the sole and absolute power to exercise all rights and privileges without the consent of any other person unless you provide otherwise by written notice.

If there is no surviving Beneficiary upon the death of the Surviving Insured, then the following will apply:

•	If the Surviving Insured is the sole Owner, then the Surviving Insured’s estate will be the beneficiary.

•

In all other cases, the Owner(s) remaining after the death of the Surviving Insured will be the beneficiary. If there is more than one remaining Owner, they will share the proceeds in the same proportions in which their ownership interest is held.

When at least one Insured is alive, you may change the Owner and Beneficiary by written notice. You may also revoke any change of Owner prior to its effective date by written notice. No change or revocation will take effect unless we acknowledge receipt of the notice. If such acknowledgment occurs, then (I) a change of Beneficiary will take effect as on the date the notice is signed, and (ii) a change or a revocation of Owner will take effect as of the date specified in the notice, or if no such date is specified, on the date the notice is signed. A change or revocation will take effect whether or not you or either Insured is alive on the date we acknowledge receipt. A change or revocation will be subject to the rights of any assignee of record with us and subject to any payment made or other action taken by us before we acknowledge receipt.

19. INTEREST ON PROCEEDS

We will pay interest on proceeds paid in one sum in the event of the Surviving Insured’s death from the date of death to the date of payment. The rate will be the same as declared for Option 1, Settlement Provisions.

20. TRANSFER OF ASSETS

At any time you may elect to transfer all assets held in the Variable Account to the Fixed Account. No charge will be made for such transfer, regardless of the number of transfers previously made.

21. DEFERRAL OF DETERMINATIONS AND PAYMENTS

During any period when the New York Stock Exchange is closed for trading (except for normal holiday closings) or when the Securities and Exchange Commission has determined that a state of emergency exists which may make payment impractical, we reserve the right to do the following:

(1)	To defer determination of the Account Value, and if such determination has been deferred, to defer:

(a)	determination of the values for a loan as of the end of the Valuation Period in which we receive the loan application at our Home Office, and payment of the loan; and

(b)	payment or application of any Death Benefit in excess of the Guaranteed Minimum Death Benefit, if elected.

(2)	To defer determination, application, processing, or payment of a Surrender Value or any other policy transaction dependent upon Account Value.

14	VS1493NY

A deferral, as described above, will be applicable only if any portion of the Account Value is invested in a Variable Account.

If any of the Account Value is invested in the Fixed Account, then payment of any cash surrender value or loan may be deferred for up to six months from the date of request.

Except as provided in this provision we will make payment of the Death Benefit, any Surrender Value, any withdrawal, or any loan amount within 7 days of the date it becomes payable.

22. CLAIMS OF CREDITORS

The proceeds and any income payments under the policy will be exempt from the claims of creditors to the extent permitted by law. These proceeds and payments may not be assigned or withdrawn before becoming payable without our agreement.

23. ASSIGNMENT

Your interest in this policy may be assigned without the consent of any revocable Beneficiary. Your interest, any interest of the Insureds and of any revocable Beneficiary shall be subject to the terms of the assignment.

We will not be on notice of any assignment unless it is in writing, nor will we be on notice until a duplicate of the original assignment has been filed at our Home Office. We assume no responsibility for the validity or sufficiency of any assignment.

24. INCONTESTABILITY

This policy shall be incontestable after it has been in force during the lifetime of at least one of the Insureds for 2 years from its Date of Issue, except for nonpayment of premium. However, if we require evidence of insurability with respect to any payment we are authorized to refuse under Section 5, any increase in the Death Benefit resulting from such payment shall be incontestable after such increase has been in force during the lifetime of at least one Insured for 2 years from the effective date of such increase. During the second Policy Year we will mail you a notice reminding you that due proof of death of the first Insured must be given to us when such death occurs at any time while this policy is in force.

25. MISSTATEMENT OF AGE OR SEX

If the age or sex of the Insured has been misstated, we will adjust the Basic Sum Insured, any Additional Sum Insured, and every other benefit to that which the premium paid would have purchased at the correct age or sex.

26. SUICIDE

If the Insured commits suicide within 2 years from the Date of Issue, the policy will terminate on the date of such suicide and we will pay (in place of all other benefits, if any) an amount equal to the premiums paid less the amount of any indebtedness, on the Date of Death and less any withdrawals under Section 11.

If due proof of death of the other Insured is provided to us within 60 days of the suicide, we will make a new policy available on the life of the Surviving Insured. The issue age, date of issue, and the Insured’s underwriting classification under the new policy will be determined at the time of application for the new policy. The amount of coverage under the new policy will not be greater than the amount of coverage under this policy. We will set the premiums for the new policy in accordance with our regular rules in use on the date of issue of this policy. The new policy will not take effect unless we receive a written application for it and all premiums due are paid to us within 31 days after we notify you of the availability of the new policy. If the person eligible to be insured under the new policy dies prior to the end of such 31 day period, we will pay the death benefit under the new policy less all premiums that would have been due under the new policy from its date of issue to the date of such person’s death, if the person is deemed insurable on a single life basis.

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27. THE CONTRACT

The written application for the policy is attached at issue. The entire contract between the applicant and us consists of the policy and such application. However, additional written applications for policy changes or acceptance of excess payment under Section 5 may be submitted to us after issue and such additional applications may become part of the policy. All statements made in any application shall be deemed representations and not warranties. We will use no statement made by or on behalf of the Insureds to defend a claim under the policy unless it is in a written application.

Policy years, policy months, and policy anniversaries are measured from the Date of Issue.

Any reference in this policy to a date means a calendar day ending at midnight local time at our Home Office.

An exchange of this policy for a new policy on a different plan may be made by agreement between you and us in accordance with our published rules in effect at the Date of Issue.

We reserve the right to make any changes necessary in order to keep this policy in compliance with any changes in federal or state tax laws. Other changes in this policy may be made by agreement between you and us. Only the President, Vice President, the Secretary, or an Assistant Secretary of the Company has authority to waive or agree to change in any respect any of the conditions or provisions of the policy, or to extend credit or to make an agreement for us.

28. SETTLEMENT PROVISIONS

Optional Methods of Settlement

In place of a single payment, an amount of $1,000 or more payable under the policy as a benefit or as the Surrender Value, if any, may be left with us, under the terms of a supplementary agreement. The agreement will be issued when the proceeds are applied through the choice of any one of the options below. We shall at least annually declare the rate of interest or amount of payment for each option. Such declaration shall be effective until the date specified in the next declaration.

Option 1—Interest income at the declared rate but not less than 3.5% a year on proceeds held on deposit. The proceeds may be paid or withdrawn in whole or in part at any time as elected.

Option 2A—Income of a Specified Amount, with payments each year of at least 1/12th of the proceeds, until they are paid in full. We will credit interest on unpaid balances at the declared rate but not less than 3.5% a year.

Option 2B— Income for a Fixed Period with each payment as declared but not less than that shown on the Table for Option 2B.

Option 3— Life Income with Payments for a Guaranteed Period, with each payment as declared but not less than that shown in the Table for Option 3. If the Payee dies within that period, we will pay the present value of those remaining payments. In determining present value, we will use the same interest rate used to determine the payments for this option.

Option 4— Life Income without Refund at the death of the Payee of any part of the proceeds applied. The amount of each payment shall be as declared but not less than that shown in the Table for Option 4.

Option 5— Life Income with Cash Refund at the death of the Payee of the amount, if any, equal to the proceeds applied less the sum of all income payments made. The amount of each payment shall be as declared but not less than that shown in the Table for Option 5.

You may choose an option by sending written notice to us: (a) while either Insured is alive; and (b) before the proceeds become payable. If you have made no effective choice, the Payee may make one by written notice within: (a) 6 months after the date of death of the Surviving Insured; or (b) 2 months after the date on which the proceeds, if any, are payable in any case except death.

No choice of an option may provide for income payments of less than $50.00. The first payment will be payable as of the date the proceeds are applied, except that under Option 1 it will be payable at the end of the first payment interval.

16	VS1693NY

The Payee under an option shall be the Beneficiary or either of the Insureds.

No option may be chosen without our consent if the proceeds are payable: (1) in any case, except death, before the policy has been in force on the same plan for at least 5 years; or (2) in any case to an executor, administrator, trustee, corporation, partnership, association, or assignee.

A Payee may, by written notice, name and change a Contingent Payee to receive any final amount that would otherwise be payable to the Payee’s estate.

Options 3, 4, and 5 are available only if the Payee’s age is 40 or older.

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Table for Settlement Options 2B, 3, 4, and 5 - Male

(Monthly payments for each $1,000 of proceeds applied)

Option 2B Income for a Fixed Period		Age of Payee at Birthday Nearest Date of First Payment	Option 3 Life Income with Guaranteed Period		Option 4 Life Income without Refund	Option 5 Life Income with Cash Refund
Period of Years	Payment		10 Years	20 Years
1 2 3 4 5	84.46 42.86 28.99 22.06 17.91	40 41 42 43 44	3.64 3.69 3.74 3.79 3.85	3.60 3.64 3.68 3.73 3.77	3.66 3.71 3.76 3.81 3.87	3.56 3.60 3.64 3.68 3.73
6 7 8 9 10	15.14 13.16 11.68 10.53 9.61	45 46 47 48 49	3.90 3.96 4.02 4.09 4.15	3.82 3.87 3.92 3.97 4.03	3.93 3.99 4.05 4.12 4.19	3.77 3.82 3.87 3.92 3.98
11 12 13 14 15	8.86 8.24 7.71 7.26 6.87	50 51 52 53 54	4.22 4.29 4.37 4.45 4.54	4.08 4.14 4.20 4.26 4.32	4.27 4.34 4.43 4.51 4.60	4.04 4.10 4.16 4.23 4.30
16 17 18 19 20	6.53 6.23 5.96 5.73 5.51	55 56 57 58 59	4.62 4.72 4.82 4.92 5.03	4.39 4.45 4.51 4.58 4.64	4.70 4.80 4.91 5.03 5.15	4.37 4.45 4.53 4.61 4.70
21 22 23 24 25	5.32 5.15 4.99 4.84 4.71	60 61 62 63 64	5.14 5.26 5.39 5.52 5.66	4.71 4.78 4.84 4.90 4.96	5.28 5.42 5.57 5.74 5.91	4.79 4.89 4.99 5.10 5.21
26 27 28 29 30	4.59 4.47 4.37 4.27 4.18	65 66 67 68 69	5.81 5.96 6.11 6.28 6.44	5.02 5.08 5.13 5.18 5.23	6.10 6.29 6.50 6.73 6.97	5.33 5.45 5.58 5.72 5.86
Annual, Semi-annual, or quarterly payments under Option 2B are 11.839, 5.963, and 2.993 respectively times the monthly payments.		70 71 72 73 74	6.61 6.78 6.96 7.14 7.32	5.27 5.31 5.34 5.37 5.40	7.23 7.51 7.80 8.12 8.45	6.01 6.16 6.33 6.51 6.68
		75 76 77 78 79	7.49 7.67 7.84 8.01 8.17	5.42 5.44 5.45 5.47 5.48	8.82 9.21 9.62 10.07 10.55	6.87 7.08 7.28 7.52 7.74
		80 81 82 83 84 85 & over	8.33 8.48 8.61 8.74 8.86 8.97	5.49 5.49 5.50 5.50 5.51 5.51	11.06 11.61 12.19 12.81 13.46 14.16	7.97 8.26 8.50 8.76 9.11 9.39
Options 3, 4, and 5 are available only at the ages as shown.

18	VS1893NY

Table for Settlement Options 2B, 3, 4, and 5 - Female

(Monthly payments for each $1,000 of proceeds applied)

Option 2B Income for a Fixed Period		Age of Payee at Birthday Nearest Date of First Payment	Option 3 Life Income with Guaranteed Period		Option 4 Life Income without Refund	Option 5 Life Income with Cash Refund
Period of Years	Payment		10 Years	20 Years
1 2 3 4 5	84.46 42.86 28.99 22.06 17.91	40 41 42 43 44	3.42 3.46 3.50 3.54 3.58	3.40 3.43 3.47 3.51 3.55	3.42 3.46 3.50 3.54 3.59	3.37 3.41 3.44 3.48 3.52
6 7 8 9 10	15.14 13.16 11.68 10.53 9.61	45 46 47 48 49	3.63 3.67 3.72 3.77 3.83	3.59 3.63 3.68 3.72 3.77	3.63 3.68 3.73 3.79 3.84	3.56 3.60 3.64 3.69 3.74
11 12 13 14 15	8.86 8.24 7.71 7.26 6.87	50 51 52 53 54	3.89 3.95 4.01 4.08 4.15	3.82 3.88 3.93 3.99 4.04	3.90 3.97 4.03 4.10 4.18	3.79 3.84 3.89 3.95 4.01
16 17 18 19 20	6.53 6.23 5.96 5.73 5.51	55 56 57 58 59	4.22 4.30 4.38 4.47 4.56	4.11 4.17 4.23 4.30 4.37	4.25 4.34 4.42 4.52 4.61	4.07 4.14 4.21 4.28 4.36
21 22 23 24 25	5.32 5.15 4.99 4.84 4.71	60 61 62 63 64	4.65 4.76 4.86 4.98 5.10	4.44 4.51 4.58 4.65 4.72	4.72 4.83 4.95 5.07 5.21	4.44 4.52 4.61 4.70 4.80
26 27 28 29 30	4.59 4.47 4.37 4.27 4.18	65 66 67 68 69	5.22 5.36 5.50 5.65 5.80	4.79 4.86 4.93 5.00 5.06	5.35 5.51 5.67 5.85 6.04	4.91 5.02 5.13 5.26 5.38
Annual, Semi-annual, or quarterly payments under Option 2B are 11.839, 5.963, and 2.993 respectively times the monthly payments.		70 71 72 73 74	5.96 6.14 6.31 6.50 6.69	5.12 5.18 5.23 5.28 5.32	6.25 6.47 6.71 6.97 7.26	5.52 5.67 5.82 5.99 6.15
		75 76 77 78 79	6.89 7.09 7.29 7.49 7.69	5.35 5.39 5.41 5.43 5.45	7.56 7.90 8.26 8.65 9.07	6.33 6.53 6.72 6.95 7.17
		80 81 82 83 84 85 & over	7.89 8.08 8.26 8.43 8.59 8.74	5.47 5.48 5.49 5.50 5.50 5.50	9.53 10.03 10.57 11.16 11.79 12.48	7.40 7.67 7.92 8.23 8.50 8.79
Options 3, 4, and 5 are available only at the ages as shown.

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Communications about this policy may be sent to the Company at John Hancock Place, Boston, Massachusetts 02117.

Variable Survivorship Policy

Flexible Premiums

Death Benefit payable at death of Surviving Insured prior to the Maturity Date

Not Eligible for dividends

Schedules of benefits and premiums, and the premium class, are shown on page 3.

To the extent any benefit, payment, or value under this policy (including the Account Value) is based on the investment experience of a Separate Account, such benefit, payment, or value may increase or decrease in accordance with the investment experience of the Separate Account and is not guaranteed as to fixed dollar amount. However, this policy may provide a Guaranteed Minimum Death Benefit, if such option is elected at issue and if premiums are paid as described in Section 6.

Right to Cancel—The Owner may surrender this policy by delivering or mailing it to the Company at Boston, Massachusetts (or to the agent or agency office through which it was delivered) within 45 days after the date of Part A of the application, or within 10 days after receipt by the Owner of the policy, or within 10 days after mailing by the Company of the Notice of Withdrawal Right, whichever is latest. Immediately on such delivery or mailing of the policy, the policy shall be deemed void from the beginning. Any premium paid on it will be refunded.

Form 93-98NY	VSBP93NY	Printed in U.S.A.